INDEPENDENT AUDITOR’S REPORT

To the Shareholders of QMI Seismic Inc.

We  have  audited  the  accompanying  financial  statements  of  QMI  Seismic  Inc,  which  comprise  the  balance  sheet  as  at

December 31,  2010,  and  the  statements  of  operations  and  comprehensive  loss,  shareholders’  equity  and  cash  flows  for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management  is  responsible  for  the  preparation  and  fair  presentation  of  these  financial  statements  in  accordance  with

Canadian  generally  accepted  accounting  principles,  and  for  such  internal  control  as  management  determines  is  necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our  responsibility  is  to  express  an  opinion  on  these  financial  statements  based  on  our  audit.  We  conducted  our  audit  in accordance  with  Canadian  generally  accepted  auditing  standards  and  the  standards  of  the  Public  Company  Accounting

Oversight  Board  (United  States).  Those  standards  require  that  we  comply with  ethical  requirements  and  plan  and  perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An  audit  involves  performing  procedures  to  obtain  audit  evidence  about  the  amounts  and  disclosures  in  the  financial statements.  The  procedures  selected  depend  on  the  auditor’s  judgment,  including  the  assessment  of  the  risks  of  material misstatement  of  the  financial  statements,  whether  due  to  fraud  or  error.  In  making  those  risk  assessments,  the  auditor considers  internal  control  relevant  to  the  entity's  preparation  and  fair  presentation  of  the  financial  statements  in  order  to design  audit  procedures  that  are  appropriate  in  the  circumstances,  but  not  for  the  purpose  of  expressing  an  opinion  on  the effectiveness  of  the  entity's  internal  control.  An  audit  also  includes  evaluating  the  appropriateness  of  accounting  policies used  and  the  reasonableness  of  accounting  estimates  made  by  management,  as  well  as  evaluating  the  overall  presentation of the financial statements.

We  believe  that  the  audit  evidence  that  we  have  obtained  in  our  audit  is  sufficient  and  appropriate  to  provide  a  basis  for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of QMI Seismic Inc. as at  December  31,  2010,  and  the  results  of  its  operations  and  its  cash  flows  for  the  year  then  ended  in  accordance  with

Canadian generally accepted accounting principles.

Emphasis of Matter

Without  qualifying  our  opinion,  we  draw  attention  to  Note  1  in  the  financial  statements  which  describe  certain  conditions that give rise to substantial doubt about the entity’s ability to continue as a going concern.  The  financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The financial statements of QMI Seismic  Inc. for the year ended December 31, 2009, were audited by another auditor who expressed an unmodified opinion on those statements on March 25, 2010.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 22, 2011

QMI SEISMIC INC.

Balance Sheets

As at December 31,

2010

2009

$

$

Assets

Current assets

Cash

73,843

1

Other receivable

3,590

–

77,433

1

Licenses (Note 1)

1

–

Other receivable (Note 3)

1

–

Total Assets

77,435

1

Liabilities and Shareholders' Equity (Deficit)

Current liabilities

Accounts payable and accrued liabilities

34,368

4,000

Due to related parties (Note 5)

20,628

–

54,996

4,000

Shareholders' equity (deficit)

Share capital (Note 4)

629,639

1

Contributed surplus (Note 4)

458,407

–

Deficit

(1,065,607)

(4,000)

22,439

(3,999)

Total Liabilities and Shareholders' Equity (Deficit)

77,435

1

Going concern (Note 1)

Subsequent Event (Note 3 and 4)

Approved on behalf of the Board of Directors

"Navchand Jagpal"

"  Tom Kennedy” "

Director

Director

See accompanying notes to financial statements

QMI SEISMIC INC.

Statement of Operations and Comprehensive Loss

Period from

Year ended

October 16, 2009 to

December 31, 2010      December 31, 2009

$

$

Operating expenses

Advertising

2,000

–

Consulting (Note 5)

39,513

–

Office and administration (Note 5)

15,506

–

Professional fees

26,245

4,000

Stock based compensation (Note 4)

418,545

–

Filing fees

38,589

–

Loss from operations before other items

(540,398)

(4,000)

Other item

Loan loss provision (Note 3)

(521,209)

–

Loss and comprehensive loss

(1,061,607)

(4,000)

Loss per share - basic and diluted

(0.08)

(4,000)

Weighted average number of common

shares outstanding – basic and diluted

13,723,039

1

See accompanying notes to financial statements

QMI SEISMIC INC.

Statement of Shareholders' Equity

Year Ended December 31, 2010

Common Shares

Total

Number of

Contributed

Shareholders'

Outstanding      Amount

Surplus

Deficit

Equity

$

$

$

$

Incorporation, October 16, 2009

1

1

–

–

1

Loss for the period from

incorporation to December 31, 2009

–

–

–

(4,000)

(4,000)

Balance, December 31, 2009

1

1

–

(4,000)

(3,999)

Share cancellation

(1)

(1)

–

–

(1)

Share issuance

17,583,372

1

–

–

1

Share issuance - May 2010

2,000,000

77,310

22,690

–

100,000

Share issuance - July 2010

1,000,000

32,828

17,172

–

50,000

Share issuance - November 2010

3,025,000

544,500

–

–

544,500

Subscription receivable - November

2010

–

(25,000)

–

–

(25,000)

Stock based compensation

–

–

418,545

–

418,545

Loss of the year

–

–

–

(1,061,607)

(1,061,607)

Balance, December 31, 2010

23,608,372      629,639

458,407

(1,065,607)

22,439

See accompanying notes to financial statements

QMI SEISMIC INC.

Statement of Cash Flows

Period from

Year ended

October 16, 2009 to

December 31, 2010

December 31, 2009

$

$

Cash provided by (used in)

Operating activities

Loss for the year

(1,061,607)

(4,000)

Non cash transactions

Loan loss provision (Note 3)

521,209

–

Stock based compensation (Note 4)

418,545

–

Changes in non-cash working capital

Other receivable

(3,590)

–

Accounts payable and accrued liabilities

30,368

4,000

Cash used in operating activities

(95,075)

–

Investing activities

Loan advance to QTech (Note 3)

(521,210)

–

Cash used in investing activities

(521,210)

–

Financing activities

Due to related parties

20,628

–

Capital stock issuance

669,500

1

Capital stock cancellation

(1)

–

Cash provided by financing  activities

690,127

1

Increase in cash

73,842

1

Cash, beginning

1

–

Cash, ending

73,843

1

Supplementary information:

Cash paid for interest expense

–

–

Cash paid for income taxes

–

–

Non-cash transactions:

Issuance of 17,583,372 shares for the acquisition of license (Note 1)

See accompanying notes to financial statements

QMI SEISMIC INC.

Notes to the Financial Statements

Year Ended December 31, 2010

1.  BASIS OF PRESENTATION

  QMI  Seismic   Inc.  (the  “Company”)   was   incorporated  under  the  Business   Corporation  Act  (British

Columbia)  on  October  16,  2009.  Pursuant  to  a  plan  of  arrangement  (the  “Agreement”)  between  the

  Company  and  its  former  parent  company,  RTN  Stealth Software  Inc.  (“RTN”),  dated  November  2,  2009,

the   Company   acquired   an   exclusive   license   from   RTN   to   distribute   seismic   sensor   products   (the

  “License”).   In  consideration  for the  acquisition of the License, the  Company issued  17,583,372 common shares to RTN.  The License was transferred to the Company at RTN’s carrying value of $1.

Pursuant  to  an  agreement  dated  July  2010,  the  Company  entered  into  an  agreement  (the  “Acquisition

  Agreement”)  to  acquire 100% of QMI Technologies (“Qtech”)  from QMI Manufacturing Inc. (“Qmanu”)

in exchange for 20,400,001 common shares of the Company.   The Company never  assumed operations of

Qtech and this agreement was subsequently unwound. Accordingly the assets, liabilities and operations of

Qtech have not been included in the financial statements of the Company (Note 3).

These   financial   statements   have   been   prepared   in   accordance   with   Canadian   generally   accepted

accounting  principles  (“GAAP”)  with  the  assumption  that  the  Company  will  be  able  to  realize  its  assets and  discharge  its  liabilities  in  the  normal  course  of  business  rather  than  through  a  process  of  forced

liquidation.   The  Company  has  incurred  losses  since  inception  of  $1,065,607.   The  Company’s  ability  to

continue as a going concern is dependent upon its ability to generate future  profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations  when  they  come  due.  The  Company  was  able  to  raise  equity  or  debt  financing  to  support  its operations  in  the  past  but  there  is  no  assurance  that  the  Company  will  be  able  to  do  so  in  the  future.

These financial  statements do  not include  any adjustments relating to the recoverability and  classification of  recorded asset  amounts and  classification of liabilities that  might  be  necessary should  the  Company be unable to continue in business.

2.  SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

These  financial  statements  have  been  prepared  in  accordance  with  GAAP  and  are  presented  in  Canadian dollars.

Use of estimates

The   preparation   of   financial   statements   in   conformity   with   GAAP   requires   management   to   make

estimates  and  assumptions  that  affect  the  reported  amount  of  assets  and  liabilities  and  disclosure  of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and  expenses  during  the  year.  Significant  areas  requiring  the  use  of  management  estimates  relate  to carrying  values  of  the  loan  receivable  and  licenses,  future  income  tax  rates  and  the  valuation  of  stock-

based awards.

Stock based compensation

The Company grants  stock options to executive officers, directors and  consultants.   The company records

all stock based awards at fair value as determined using the Black-Scholes option pricing. All stock based awards to employees and non-employees are measured at  the time of grant, or revision, and the fair value attributed  is  charged  to  operations,  allocated  to  specific  asset  accounts,  and  recognized  over  the  vesting period.  Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

QMI SEISMIC INC.

Notes to the Financial Statements

December 31, 2010

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share

Basic  loss  per  share  is  computed  using  the  weighted  average  number  of  common  shares  outstanding during the year. Since the Company’s stock options and warrants are anti-dilutive, diluted loss per share is equivalent to basic loss per share.

Future income taxes

Future  income  taxes  are  recorded  using  the  asset  and  liability  method  whereby  future  tax  assets  and liabilities  are  recognized  for  the  future  tax  consequences  attributable  to  differences  between  the  financial statement  carrying  amounts  of  existing  assets  and  liabilities  and  their  respective  tax  bases.  Future  tax assets  and  liabilities  are  measured  using  the  enacted  or  substantively  enacted  tax  rates  expected  to  apply when  the asset is realized  or  the liability settled. The effect  on future tax  assets and  liabilities  of  a change in  tax  rates  is  recognized  in  income  in  the  period  that  substantive  enactment  or  enactment  occurs.  To  the extent that the Company does not consider it more likely than not that a future tax asset will be recovered,

it provides a valuation allowance against the excess.

Financial instruments

The  Company  follows  the  Canadian  Institute  of  Chartered  Accountants  (“CICA”)  Handbook  Section

3855,  Financial  Instruments  –  Recognition  and  Measurement.  Section  3855  prescribes  when  a  financial instrument  is  to  be  recognized  on  the  balance  sheet  and  at  what  amount.  Under  Section  3855,  financial instruments  must  be  classified  into  one  of  five  categories:  held-for-trading,  held-to-maturity,  loans  and receivables,  available-for-sale  financial  assets,  or  other  financial  liabilities.  All  financial  instruments,

including   derivatives,   are   measured   at   the   balance   sheet     date   at   fair   value   except   for   loans   and

receivables,  held-to-maturity  investments,  and  other  financial  liabilities  which  are  measured  at  amortized cost.

The Company’s financial instruments consist of cash, other receivable, other receivable, accounts payable

and  amounts  due  to  related  parties.    Cash  is  measured  at  face  value,  representing  fair  value,  and  are

classified  as  held-for-trading.   Other  receivables,  which  are  measured  at  amortized  cost,  is  classified  as

loans  and  receivables.   Accounts  payable  is  measured  at  amortized  cost  and  classified  as  other  financial

liabilities.    The  fair  value  of  these  financial  instruments  approximates  their  carrying  values,  unless

otherwise   noted.

The   Company   has   determined   that   it   does   not   have   derivatives   or   embedded

derivatives.

The  CICA  Handbook  Section  3862,  Financial  Instruments  –  Disclosure,  requires  an  entity  to  classify  fair value  measurements  in  accordance  with  an  established  hierarchy  that  prioritizes  the  inputs  in  valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

Level 1 – fair values are based on quoted prices in active markets for identical assets or liabilities;

Level  2  –  fair  values  are  based  on  inputs  other  than  quoted  prices  that  are  observable  for  the  asset  or liability, either directly (as prices) or indirectly (derived from prices); or

Level  3  –  applies  to  assets  and  liabilities  for  inputs  that  are  not  based  on  observable  market  data,  which are unobservable inputs.

Financial instruments classified as level 1 include cash.

QMI SEISMIC INC.

Notes to the Financial Statements

December 31, 2010

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)

The  Canadian  Accounting Standards  Board  will  require  all  public  companies  to use  IFRS  for  interim and annual  financial  statements relating to fiscal  years beginning on  or after January 1,  2011.  Companies  will be  required  to  provide  IFRS  comparative  information  for  the  previous  fiscal  year.  The  transition  from

Canadian GAAP to IFRS will be applicable for the Company for the first quarter of  the fiscal year ending

December   31,   2011   when   the   Company   will   prepare   both   the   current   and   comparative   financial

information  using  IFRS.  The  Company  has  begun  assessing  the  adoption  of  IFRS  for  2011,  the  financial reporting impact of the transition to IFRS and initial adoption alternatives have not been determined.

Business Combination, Consolidated Financial Statements and Non-controlling interest

For  interim  and  annual  financial  statements  relating  to  fiscal  years  commencing  on  or  after  January  1,

2011,  the  Company will  be  required to  adopt  new  CICA  Section  1582  “Business Combinations”,  Section

1601  “Consolidated  Financial  Statements”  and  Section  1602  “Non-Controlling  Interests”.  Section  1582

replaces  existing  Section  1581  “Business  Combinations”,  and  Sections  1601  and  1602  together  replace

Section  1600  “Consolidated  Financial  Statements”. The  adoption  of  Sections  1582  and collectively,  1601

and   1602   provides   the   Canadian   equivalent   to   IFRS   3   “Business   Combinations”   and   International

Accounting   Standard   (“IAS”)   27   “Consolidated   and   Separate   Financial   Statements”   respectively.

Management  does  not  consider  that  the  adoption  of  these  standards  will  have  a  significant  impact  on  the

Company’s financial statements.

3. ACQUISITION AGREEMENT

In  July 2010,  the  Company  entered  into  an  agreement  (the  “Acquisition  Agreement”)  to  acquire  100%  of

Qtech from Qmanu in exchange for 20,400,001 common shares of the Company.

On  March  31,  2011,  the  Company  and  Qmanu  cancelled  the  Acquisition  Agreement.  As  a  result,  Qmanu returned  20,400,401  common  shares  to  the  Company’s  treasury  for  cancellation.  The  Company  was unable to obtain control of Qtech and the terms of the Acquisition Agreement  were not  met. Accordingly,

the Company did not consolidate the operating results of Qtech for the year ended December 31, 2010.

As at  December  31, 2010, the Company had a balance owing of $521,210 due from Qtech. On March 31,

2011,  the  Company  agreed  to  convert  the  $521,210  balance  owing  into  a  $400,000  promissory  note  and the  balance  settled  in  consideration  for  distribution  rights  of  Qtech  products  (the  “Distribution  Right”).

The   note   bears   interest   at   2%   per   annum,   compounds   monthly,   and   is   due   and   payable   in   three

installments:  $50,000  principal  on  March  31,  2012,  $50,000  principal  on  March  31,  2013,  and  $300,000 principal  and  accrued  interest  on  March  31,  2014.  The  note  is  secured  by  a  general  security  agreement over  the  assets  of  Qtech.  Due  to  the  uncertainty  with  of  collectability  of  the  note,  the  Company  has recorded a loan loss provision of $521,209 at December 31, 2010.

QMI SEISMIC INC.

Notes to the Financial Statements

December 31, 2010

4. SHARE CAPITAL

Authorized:  Unlimited common shares without par value

Unlimited preferred shares without par value

Issued and Outstanding:

Number of

Shares

Amount

Common share issued on incorporation

1

1

Balance, December 31, 2009 and October 16, 2009

1    $

1

Common share cancellation

(1)

(1)

Common shares issued for License (Note 1)

17,583,372

1

Common shares issued for cash

6,025,000

654,638

Subscription receivable

-

(25,000)

Balance, December 31, 2010

23,608,372    $

629,639

In  April  2010,  the  Company  issued  2,000,000  units  at  a  price  of  $0.05  per  unit  for  proceeds  of  $100,000.

Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant.  Each  share  purchase  warrant entitles the  holder  to  purchase,  for  a period  of  two  years,  an additional  common  share at  a price  of  $0.07.

The fair value of the warrants is $22,690.

In  August  2010,  the  Company  issued  another  1,000,000  units  at  a  price  of  $0.05  per  unit  for  proceeds  of

$50,000.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant.  Each  share  purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at a price of

$0.07.  The fair value of the warrants is $17, 172.

On  November  26,  2010,  the  Company  issued  3,025,000  common  shares  at  $0.20  per  common  share  for proceeds  of  $544,500,  net  of  a  finder’s  fee  of  $60,500.  As  at  December  31,  2010,  $25,000  of  this placement was received subsequent to December 31, 2010.

The  Company  used  the  Black-Scholes  option  pricing  model  and  the  following  assumptions  to  determine the fair value of the share purchase warrants described above: Risk-free interest rate of 2%, dividend yield of 0%, expected volatility of 152% and expected life of 2 years.

Stock Options

The  Company  has  a  stock  option  plan  (the  Plan")  which  provides  that  the  Board  of  Directors  of  the

Company  grants  to  directors,  officers,  employees,  and  consultants  to  the  Company,  non-transferable options to purchase common shares.  The number of common shares reserved for issuance will not exceed

10%  of  the  issued  and  outstanding  common  shares  of  the  Company.   Options  granted  under  the  Plan  can

have a maximum exercise term of 5 years from the date of grant.

On  November  18,  2010,  the  Company  issued  2,100,000  options  pursuant  to  a  consulting  agreement  for  a period  of  five  years  whereby  the  consultant  will  manage  the  Company’s  affairs  and  assist  in  attracting

investment  and  finding  strategic  financial  partners.   The  options  are  exercisable at  $0.20,  are  fully  vested upon grant and are exercisable for a period of five years.  The fair value of the options is $418,545.

Subsequent  to  the  year  ended  December  31,  2010,  The  company  cancelled  the  2,100,000  stock  options outstanding.

QMI SEISMIC INC.

Notes to the Financial Statements

December 31, 2010

4. SHARE CAPITAL (CONTINUED)

The  Company  used  the  Black-Scholes  option  pricing  model  and  the  following  assumptions  to  determine the  fair  value:  Risk-free  interest  rate  of  2.4%,  dividend  yield  of  0%,  expected  volatility  of  260%  and expected life of 5 years.

As  at  December  31,  2010,  the  stock  options  had  an  average  exercise  price  of  $0.20  per  share  and  an average remaining life of 4.87 years, respectively.

Share Purchase Warrants

As  at  December  31,  2010,  the  Company  had  3,000,000  common  share  purchase  warrants  outstanding,

with an average exercise price of $0.07 and an average remaining life of 1.42 years, respectively.

5. RELATED PARTY TRANSACTIONS

As  at  December  31,  2010,  $20,628  (2009  -  $Nil)  was  owing  to  directors,  or  companies  controlled  by directors, for consulting fees and office rent.

During  the  year  ended  December  31,  2010,  directors,  or  companies  controlled  by  directors,  were  paid

$18,878 for consulting fees and $3,750 for rent.

The  above  transactions  are  in  the  normal  course  of  business  and  are  measured  at  the  exchange  amount,

which  is  the  amount  of  consideration  established  and  agreed  to  by  the  related  parties.   The  amounts  are

un-secured, non-interest bearing, and are due on demand.

6. CAPITAL DISCLOSURE

The  Company  manages  its  cash,  receivables  and  common  shares  as  capital.   The  Company’s  objectives

when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue  as  a  going  and  to  maintain  a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in  economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure,

the  Company  may  attempt  to  issue  new  shares,  issue  new  debt,  acquire  or  dispose  of  assets  or  adjust  the amount of cash held at any given point in time.

In   order   to   facilitate   the   management   of   its   capital   requirements,   the   Company   prepares   annual

expenditure  budgets  that  are  updated  as  necessary  depending  on  various  factors,  including  successful

capital  deployment  and  general  market  conditions.   There  has  not  been  any  change  to  the  Company’s

approach to management of capital in the current year.

QMI SEISMIC INC.

Notes to the Financial Statements

December 31, 2010

7. FINANCIAL INSTRUMENTS AND RISKS MANAGMENT

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash and

note  receivable.   Cash  is  held  with  the  same  financial  institution  giving  rise  to  a  concentration  of  credit

risk.    This  risk  is  managed  by  using  a  major  Canadian  bank  that  is  a  high  credit  quality  financial institution.  The note receivable has been written off.

Currency Risk

Currency  risk  is  the  risk  that  the  fair  value  or  future  cash  flows  of  a  financial  instrument  will  fluctuate

because  of  changes  in  foreign  exchange  rates.   The  Company does  not  incur  significant  expenditures  that are  denominated  in  foreign  currencies,  and  does  not  have  any  mineral  property  commitments  that  are denominated in foreign currencies.  Therefore, the Company’s exposure to currency risk is minimal.

Interest Rate Risk

Interest  rate  risk  refers  to  the  risk  that  fair  values  of  future  cash  flows  of  a  financial  instrument  will

fluctuate  due  to  changes  in  market  interest  rates.   The  Company  is  exposed  to  interest  rate  risk  as  cash

earn  interest  income  at  variable  rates.    The  fair  value  of  cash  is  unaffected  by  changes  in  short  term interest rates.

Liquidity Risk

Liquidity  risk  arises  through  the  excess  of  financial  obligations  over  available  financial  assets  due  at  any

point  in  time.    The  Company’s  objective  in  managing  liquidity  risk  is  to  maintain  sufficient  readily available  reserves  in  order  to  meet  its  liquidity  requirements,  however,  the  Company  has  been  unable  to raise sufficient funds to meet its property obligations which constitutes a significant liquidity risk.

8. INCOME TAXES

The  Company  is  subject  to  Canadian  federal  and  provincial  income  taxes  at  an  approximate  rate  of

28.50%  (2009  –  30.00%).   The  reconciliation  of  the  recovery  for  income  taxes  at  the  Canadian  statutory rate compared to the Company’s income tax expense as reported is as follows:

2010

2009

$

$

Loss before income taxes

1,061,608$$

4,000

Statutory tax rate

28.50%

30.00%

Income tax recovery at statutory rates

(303,698)

(1,200)

Non-deductible items

263,745)

-

Income tax rate changes and others

5,107

-

Change in valuation allowance

34,846

1200

Future income tax expense

)-

-

QMI SEISMIC INC.

Notes to the Financial Statements

December 31, 2010

8. INCOME TAXES (CONTINUED)

Future  income  taxes  reflect  the  net  tax  effects  of  temporary  differences  between  the  carrying  amounts  of assets  and  liabilities  for  financial  reporting  purposes  and  the  amounts  used  for  income  tax  purposes.

Significant  components  of  the  Company’s  future  income  tax  assets  and  liabilities  as  of  December  31,

2010 and 2009 are as follows:

2010

2009

$

$

Future income tax assets (liabilities):

Non-capital loss carryforward

36,047      $

1,200

Cumulative eligible capital

21,818

-

Others

12,100

-

Total future income tax assets

69,964

1,200

Less: Valuation allowance

(69,964)

(1,200)

Net future income tax assets

-

-

The Company has non-capital losses of approximately $144,186 (2009 - $4,000) which are available to reduce future taxable income in Canada and which expire between 2029 and 2030.  The Company has not recognized any future benefit for these tax losses and resource and other available deductions, as it is not considered more likely than not that they will be utilized.  The expiration of these losses is as follows:

Amount

Year

$

2029

4,000

2030

140,186

Total

$

144,186

9.   DIFFERENCE   BETWEEN   CANADIAN   AND   UNITED   STATES    (“US”)   GAAP    AND

PRACTICES

The  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian  GAAP  which

differs  in  certain  material  respects  from US  GAAP.   Had  the  Company  followed  US  GAAP,  no  items  on

the  statements  of  operations  and  comprehensive  loss,  cash  flows  and  balance  sheets  would  have  been reported differently.

Recent Accounting Guidance, Not Yet Adopted

The  Company has  reviewed  recently issued  accounting pronouncements  and  plans  to  adopt  those that  are applicable  to  it.  It  does  not  expect  the  adoption  of  these  pronouncements  to  have  a  material  impact  on  its financial position, results of operations or cash flows.